Exhibit 99.1

Brookfield Asset Management Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2011 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2011 Third Quarter Results conference call can be accessed via webcast on November 11, 2011 at 10 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES
FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2011

TORONTO, November 11, 2011 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM) today announced its financial results for the quarter ended September 30, 2011. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

	Three months ended September 30		Nine months ended September 30
US$ millions (except per share amounts)	2011	2010	2011	2010

Net Income
– total	$716	$342	$2,714	$1,124
– for Brookfield shareholders	253	112	1,369	365

Net operating cash flow
– total	$465	$625	$1,810	$1,851
– for Brookfield shareholders	241	354	814	1,047

Per share
Net income	$0.36	$0.16	$2.03	$0.53
Net operating cash flow	0.35	0.57	1.18	1.70

"Our businesses continue to generate strong cash flow, reflecting the quality of our assets, and we are moving forward with many growth initiatives across our global operations," commented Bruce Flatt, CEO of Brookfield. "Economic uncertainty and market volatility present both opportunities and challenges; however, these conditions favour our style of investing."

Highlights

•	Net operating cash flow was $465 million on a consolidated basis, of which $241 million ($0.35 per share) accrued to Brookfield shareholders.

We achieved improved results in most of our operations, although these were partially offset by the results from our more cyclical businesses and some of our financial assets which were below our

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long-term expectation. We experienced favourable water flows in our power generating operations and achieved strong leasing results in our commercial office and retail businesses.

•	Invested capital was virtually unchanged during the quarter prior to the impact of foreign currency fluctuations.

We generated a total return prior to currency variances of $240 million, which was derived mostly from operating cash flow. Valuation gains from our commercial properties and infrastructure assets were offset by negative mark-to-markets on energy and interest rate contracts. Volatility in the exchange rates for the Australian, Brazilian and Canadian currencies against the U.S. dollar decreased our net invested capital by approximately $1 billion, although approximately half of this has reversed as at the date of this report.

•	We continued to expand our asset management franchise.

We are in the process of establishing a managed listed fund to own our global renewable power operations, that is expected to have an initial market capitalization of approximately $6 billion. We also announced a partnership with the Investment Corporation of Dubai to form a platform for investing in real estate with expected commitments of $1 billion. We are in the process of raising capital for eight funds with the objective of obtaining total third party commitments of approximately $5 billion. We issued $460 million of additional equity to co-investors from Brookfield Infrastructure Partners in October, increasing our fee bearing capital under management.

•	We completed $6.1 billion of capital raising initiatives in the third quarter of 2011, bringing the total to $22.1 billion for 2011.

We continue to accelerate refinancing initiatives to take advantage of the current low interest rate environment and extend our maturity profile. These activities enhanced our liquidity, refinanced near-term maturities and funded new investment initiatives. Core liquidity was $4.1 billion at September 30, 2011.

•	Our operating teams completed a number of important initiatives to increase the values and cash flows of our assets.

We acquired assets with a total value of $2.3 billion, which enabled us to invest $1.9 billion of capital, to expand our asset base and cash flows across all of our operating segments. This includes the purchase of interests in two office properties in Melbourne and Perth. We signed nearly four million square feet of new commercial office leases, bringing the year-to-date total to more than eight million square feet, and have a further six million square feet in serious discussions. We also reached agreement to acquire two key toll roads in Santiago, Chile at a gross purchase price of $750 million. Our Brazilian residential businesses completed R$913 million of launches and contracted sales of R$1,330 million, reflecting continued growth in this market and our U.S. retail mall interests benefitted from continued sales growth and better leasing.

•	We are working on a number of attractive growth opportunities, including expansion of our existing operations and potential acquisitions.

We completed a major long-term contract that will enable us to commence a nearly A$600 million expansion in our Western Australian rail lines and are also pursuing an expansion of our coal terminal in Eastern Australia. We have commenced construction of a $750 million transmission line in Texas and have a number of capital projects in our South American transmission and UK connections

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businesses.  In our renewable power business, we have eight projects in advanced stages of development with an estimated cost of $1.4 billion that will have approximately 500 megawatts of installed capacity and annual expected generation of 1,500 gigawatt hours. Commercial office development activities are focused on five projects comprising approximately nine million square feet and a total value of approximately $7 billion. Our U.S. retail operation is in the process of spinning off a portfolio of 30 non-core retail malls in order to focus on its core fortress mall portfolio.

•	We announced a major initiative to combine our renewable power assets into a single global listed entity.

This entity, to be named Brookfield Renewable Energy Partners (“BREP”), is expected to be listed on the New York and Toronto stock exchanges, with a market capitalization of approximately $6 billion, a stable cash flow profile, and an attractive distribution profile. The launch of this entity is a major step forward in the further expansion of our asset management activities. We believe BREP will have favourable access to capital to fund the substantial anticipated growth of our renewable power business on an accretive basis to unitholders thereby providing long-term value creation for both Brookfield and unitholders.

Basis of Presentation

This news release and accompanying financial statements make reference to net operating cash flows, invested capital and intrinsic value.

Net operating cash flow is defined as net income prior to fair value changes, depreciation and amortization, and future income taxes, and includes certain disposition gains that are not otherwise included in net income as determined under IFRS, and after deducting the associated interests of non- controlling shareholders. Brookfield uses net operating cash flows to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.

Invested capital represents the capital invested by the company in its operations on a segmented basis, net of the underlying liabilities and non-controlling interests. These balances are derived from the company’s IFRS balance sheets and adjusted to exclude deferred income taxes and to include adjustments to reflect the fair value of assets and liabilities that are carried at historical book values or otherwise not recognized in the company’s IFRS balance sheets. Common equity on this basis is referred to as net tangible asset value.

Intrinsic value includes net tangible asset value, as represented by its invested capital, as well as the value attributed to the company’s asset management franchise. Asset management franchise value represents management’s estimate of the value attributable to the company’s asset management activities that is not otherwise included in net tangible asset value, based on current capital under management, associated fee arrangements, and potential growth.

Net operating cash flow, invested capital and intrinsic value per share are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The company provides additional information on the determination of net operating cash flow, invested capital and intrinsic value and a reconciliation between net operating cash flow and net income attributable to Brookfield shareholders and invested capital and intrinsic value and common equity in the Supplemental Information available at www.brookfield.com.

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Intrinsic Value

The intrinsic value of Brookfield’s common equity was $37.93 per share at September 30, 2011. This includes net tangible asset value of $31.85 per share and $6.08 per share related to the company’s asset management franchise. Please see page 6 of this release for further information on the company’s intrinsic value.

Dividend Declaration

The Board of Directors declared a dividend of US$0.13 per share, payable on February 29, 2012, to shareholders of record as at the close of business on February 1, 2012. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investors/Stock and Dividend Information.

Additional Information
The Letter to Shareholders and the company’s Supplemental Information for the quarter ended

September 30, 2011 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

The attached statements are based primarily on information that has been extracted from our unaudited financial statements for the quarter ended September 30, 2011, which have been prepared using IFRS. The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *

Brookfield Asset Management Inc. is a global alternative asset manager with approximately
$150 billion in assets under management. We have over a 100-year history of owning and operating assets with a focus on real estate, infrastructure, power and private equity. We have a range of public and private investment products and services, which leverage our expertise and experience and provide us with a distinct competitive advantage in the markets where we operate. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of our web site at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our web site at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and

“forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “continue,” “expect,” “intend,” “believe,” derivations thereof and other expressions, including conditional verbs such as “may,” “will,” “could,” “would,” and “should,” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to: our growth initiatives across our global operations; the fundraising for our private funds; our refinancing initiatives; commercial office leases under serious discussion; our growth opportunities, including expansion of our existing operations and potential acquisitions; the development activity across our businesses; the launch of Brookfield Renewable Energy Partners and our expectations for this entity; and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

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Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; availability of new tenants to fill property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results are not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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STATEMENTS OF INVESTED CAPITAL AND INTRINSIC VALUE

(Unaudited)	September 30	December 31
US$ millions (except per share amounts)	2011	2010
Assets
Operating platforms
Renewable power generation	$7,495	$7,492
Commercial properties	9,754	6,909
Infrastructure	2,050	1,905
Development activities	3,224	3,184
Private equity and finance	1,860	2,155
Cash and financial assets	1,721	1,543
Other assets	707	919
Asset management and other services	1,670	1,800
	$28,481	$25,907

Liabilities
Corporate borrowings	$3,320	$2,905
Subsidiary borrowings	949	858
Other liabilities	1,563	1,556

Capitalization
Capital securities	638	669
Shareholders’ equity
Preferred equity	1,893	1,658
Common equity (net tangible asset value)	20,118	18,261
	22,649	20,588
	$28,481	$25,907

Intrinsic value per share
Net tangible asset value	$31.85	$30.96
Asset management franchise value	6.08	6.49
Intrinsic value	$37.93	$37.45

Notes:

The statements above differ from the company’s Consolidated Balance Sheets contained in its quarterly financial statements, which are prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Asset Management’s financial position and to refer to the company’s Financial Review and Supplemental Information, available at www.brookfield.com, which contains a full reconciliation between these two bases of presentation.

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CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)	Three Months Ended		Nine Months Ended
For the period ended September 30 US$ millions (except per share amounts)	2011	2010	2011	2010
Total revenues	$4,582	$3,550	$12,301	$9,957

Asset management and other services	119	90	290	239
Revenues less direct operating costs
Renewable power generation	188	157	594	560
Commercial properties	387	337	1,080	916
Infrastructure	186	40	574	145
Development activities	82	176	217	358
Private equity and finance	29	90	249	268
Equity accounted income	167	126	517	362
Investment and other income	69	193	290	512
	1,227	1,209	3,811	3,360
Expenses
Interest	622	452	1,732	1,316
Operating costs	119	94	352	296
Current income taxes	26	38	80	84
Net income prior to other items	460	625	1,647	1,664
Other items
Fair value changes	544	(54)	1,914	73
Depreciation and amortization	(224)	(193)	(676)	(580)
Deferred income tax	(64)	(36)	(171)	(33)
Net income	$716	$342	$2,714	$1,124

Net income attributable to:
Brookfield shareholders	$253	$112	$1,369	$365
Non-controlling interests	463	230	1,345	759
	$716	$342	$2,714	$1,124

Net income per share
Diluted	$0.36	$0.16	$2.03	$0.53
Basic	$0.36	$0.16	$2.10	$0.54

Notes:

The foregoing table includes the results attributable to non-controlling interests whereas the corporation’s segmented operating results discussed elsewhere do not.

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RECONCILIATION OF NET INCOME TO NET OPERATING CASH FLOW

(Unaudited)	Three Months Ended		Nine Months Ended
For the period ended September 30 US$ millions	2011	2010	2011	2010
Net income attributable to Brookfield shareholders (see page 7)	$253	$112	$1,369	$365
Adjust for the following items1
Less: Fair value (gains)/losses	(190)	64	(1,114)	6
Add back: Depreciation and amortization	168	169	506	510
Deferred income tax provisions/(recoveries)	5	9	(16)	(21)
Attributable to Brookfield shareholders	236	354	745	860
Add: disposition and monetization gains2	5	—	69	187
Net operating cash flow	$241	$354	$814	$1,047

1.	Excludes amounts attributable to non-controlling interests
2.	Represents gains that are not recorded in net income

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